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                                          Filed Pursuant to Rule 424(b)(3)
                                          Reg. No. 333-95531

PROSPECTUS

                                2,562,503 SHARES

                               LANDEC CORPORATION

                                  COMMON STOCK

                             ---------------------

    This prospectus is part of a registration statement that covers 2,562,503 shares of our common stock. These shares of common stock may be offered and sold from time to time by our stockholders. The selling stockholders may sell the common stock from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" under the Securities Act of 1933. See "Plan of Distribution."

    We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will bear the costs and expenses of registering the common stock offered by the selling stockholders. Selling commissions, brokerage fees and any applicable stock transfer taxes are payable by the selling stockholders.

    Our common stock is traded on the Nasdaq National Market under the symbol "LNDC." On May 10, 2000, the last sale price of Landec's common stock on the Nasdaq National Market was $5.625 per share.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

                  The date of this Prospectus is May 17, 2000
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                                  THE COMPANY

    Landec and its subsidiaries design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, specialty industrial and medical applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which Landec has built its business.

    Landec's Food Products Technology business, operated through its wholly owned subsidiary Apio, Inc., combines Landec's proprietary food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when we acquired Apio, Inc. and its related entities (collectively "Apio").

    Landec's Agricultural Seed Technology business, operated through its wholly owned subsidiary Intellicoat Corporation combines Landec's proprietary seed coating technology with a unique Fielder's Choice Direct system of selling called eDC--e-commerce, direct marketing and consultative sales. In September 1997, Intellicoat acquired Fielder's Choice, a direct marketer of hybrid corn seed.

    In addition to its two core businesses, Landec also operates a Technology Licensing/Research and Development Business which licenses products outside of Landec's core businesses to industry leaders such as Alcon Laboratories, Inc. and Hitachi Chemicals. It also engages in research and development activities with companies such as ConvaTec, a division of Bristol Myers Squibb.

    To support the polymer manufacturing needs of the core businesses, Landec has developed and acquired lab scale and pilot plant capabilities in Menlo Park, California and scale-up and commercial manufacturing capabilities at its Dock Resins Corporation subsidiary in Linden, New Jersey. In April 1997, Landec acquired Dock Resins, a manufacturer and marketer of specialty acrylic and other polymers. In addition to providing manufacturing capabilities, Dock Resins sells industrial specialty products under the Doresco-TM- trademark which are used by more than 300 customers throughout the United States in the coatings, printing inks, laminating and adhesives markets.

    Landec's core polymer products are based on its patented proprietary Intelimer-Registered Trademark- polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the space of one or two degrees Celsius from a slick, non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, offering substantial competitive advantages in Landec's target markets.

    Landec was incorporated in California on October 31, 1986. Landec completed its initial public offering in 1996 and is listed on the Nasdaq National Market under the symbol "LNDC." Our principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025 and our telephone number is
(650) 306-1650.

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                                  RISK FACTORS

    You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Landec's business and financial condition have been, and in the future may be, affected by the factors we describe below or those incorporated by reference in this prospectus.

WE HAVE A HISTORY OF LOSSES WHICH MAY CONTINUE

    Landec has incurred net losses in each fiscal year since its inception, including a net loss of $2.8 million for fiscal year 1999 and a net loss of $2.7 million for the three months ended January 30, 2000. Landec's accumulated deficit as of January 30, 2000 totaled $48.3 million. Landec may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that Landec will be able to reach or sustain profitability for an entire fiscal year.

OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY

    At January 30, 2000, Landec's total debt, including current maturities and capital lease obligations, was approximately $26.7 million and the total debt to equity ratio was approximately 53%. This level of indebtedness could have significant consequences because:

    - a substantial portion of Landec's net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

    - Landec's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and

    - Landec's level of indebtedness may limit its flexibility in reacting to changes in the industry and economic conditions generally.

    In connection with the Apio acquisition, Landec may be obligated to make future payments to the former stockholders of Apio of up to $16.75 million. See "Selling Stockholders."

    Landec's ability to service its indebtedness will depend on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond Landec's control. If Landec were unable to service its debt, it would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

    In addition, Apio is subject to various financial and operating covenants under its term debt and line of credit facilities, including minimum levels of EBITDA, minimum fixed charge coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios. These requirements and ratios generally become more restrictive over time. The loan agreement limits the ability of Apio to make cash payments to Landec until the outstanding balance is reduced to an amount specified in the loan agreement. Landec has pledged substantially all of Apio's assets to secure its bank debt. Landec's failure to comply with the obligations under the loan agreement, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the loan agreement.

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE WHICH MAY CAUSE OUR STOCK
  PRICE TO DECLINE

    In the past, Landec's results of operations have fluctuated significantly from quarter to quarter and are expected to continue in the future. Historically, Landec's direct marketer of hybrid corn seed, Fielder's Choice, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during Landec's second

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quarter). In addition, Apio can be heavily affected by seasonal and weather factors which could impact quarterly results. Landec's earnings in its Food Products Technology business will be sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors affecting Landec's food and/or agricultural operations include the seasonality of its supplies, the ability to process produce during critical harvest periods, the timing and effects of ripening, the degree of perishability, the effectiveness of worldwide distribution systems, the terms of various federal and state marketing orders, total worldwide industry volumes, the seasonality of consumer demand, foreign currency fluctuations, foreign importation restrictions and foreign political risks. As a result of these and other factors, Landec expects to continue to experience fluctuations in quarterly operating results, and there can be no assurance that Landec will be able to reach or sustain profitability for an entire fiscal year.

WE MAY EXPERIENCE DIFFICULTIES IN INTEGRATING APIO AND OTHER NEW BUSINESS
  ACQUISITIONS INTO OUR EXISTING OPERATIONS

    Landec's acquisition of Apio involves the integration of Apio's operations into Landec. The integration will require the dedication of management resources in order to achieve the anticipated operating efficiencies of the acquisition. No assurance can be given that difficulties encountered in integrating the operations of Apio into Landec will be overcome or that the benefits expected from integration will be realized. The difficulties in combining Apio and Landec's operations are exacerbated by the necessity of coordinating geographically separate organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company's business.

    The successful integration of other new business acquisitions may require substantial effort from Landec's management. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse effect on Landec's ability to realize the anticipated benefits of the acquisitions. The successful combination of new businesses also requires coordination of research and development activities, manufacturing, and sales and marketing efforts. In addition, the process of combining organizations could cause the interruption of, or a loss of momentum in, Landec's activities. There can be no assurance that Landec will be able to retain key management, technical, sales and customer support personnel, or that Landec will realize the anticipated benefits of the acquisitions.

WE MAY NOT BE ABLE TO ACHIEVE ACCEPTANCE OF OUR NEW PRODUCTS IN THE MARKETPLACE

    The success of Landec in generating significant sales of its products will depend in part on the ability of Landec and its partners and licensees to achieve market acceptance of Landec's new products and technology. The extent to which, and rate at which, market acceptance and penetration are achieved by Landec's current and future products are a function of many variables including, but not limited to, price, safety, efficacy, reliability, conversion costs and marketing and sales efforts, as well as general economic conditions affecting purchasing patterns. There can be no assurance that markets for Landec's new products will develop or that Landec's new products and technology will be accepted and adopted. The failure of Landec's new products to achieve market acceptance would have a material adverse effect on Landec's business, results of operations and financial condition.

    There can be no assurance that Landec will be able to successfully develop, commercialize, achieve market acceptance of or reduce the costs of producing Landec's new products, or that Landec's competitors will not develop competing technologies that are less expensive or otherwise superior to those of Landec. There can be no assurance that Landec will be able to develop and introduce new products and technologies in a timely manner or that new products and technologies will gain market acceptance. Landec is in the early stage of product commercialization of Intellipac breathable

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membrane, Intellicoat-TM- seed coating and Intelimer polymer systems products and many of its potential products are in development. In addition, commercial applications of Landec's temperature switch polymer technology are relatively new and evolving. Landec believes that its future growth will depend in large part on its ability to develop and market new products in its target markets and in new markets. In particular, Landec expects that its ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing Landec's products.

WE FACE STRONG COMPETITION IN THE MARKETPLACE

    Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by Landec or that would render Landec's technology and products obsolete and non-competitive. Landec operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of Landec's collaborative arrangements may result in its corporate partners and licensees becoming competitors of Landec. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than Landec, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY HAVE TO DEPEND ON THIRD PARTIES
  TO MANUFACTURE OUR PRODUCTS

    Landec may need to consider seeking collaborative arrangements with other companies to manufacture some of its products. If Landec becomes dependent upon third parties for the manufacture of its products, then Landec's profit margins and its ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair Landec's ability to deliver products on a timely basis, impair Landec's competitive position, or may delay the submission of products for regulatory approval. In late fiscal 1999, in an effort to reduce reliance on third party manufacturers, Landec began the set up of a manufacturing operation at its facility in Menlo Park, California, for the production of Intellipac breathable membrane products. There can be no assurance that Landec can successfully operate a manufacturing operation at acceptable costs, with acceptable yields, and retain adequately trained personnel.

    Although Landec believes Dock Resins will provide Landec with practical knowledge in the scale-up of Intelimer polymer products, production in commercial-scale quantities may involve technical challenges for Landec. Landec anticipates that a portion of its products will be manufactured in the Linden, New Jersey facility acquired in the purchase of Dock Resins. Landec's reliance on this facility involves a number of potential risks, including the unavailability of, or interruption in access to, some process technologies and reduced control over delivery schedules, and low manufacturing yields and high manufacturing costs.

OUR DEPENDENCE ON SINGLE SUPPLIERS MAY CAUSE DISRUPTION IN OUR OPERATIONS SHOULD
  ANY SUPPLIER FAIL TO DELIVER MATERIALS

    No assurance can be given that Landec will not experience difficulty in acquiring materials for the manufacture of its products or that Landec will be able to obtain substitute vendors, or that Landec will be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Many of the raw materials used in manufacturing Landec's products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for Landec's breathable membrane products. In addition, virtually all of the hybrid

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corn varieties sold by Fielder's Choice are purchased from a single source. Any interruption of supply could delay product shipments and materially harm our business.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

    Landec has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. If Landec were determined to be infringing any third-party patent, Landec could be required to pay damages, alter its products or processes, obtain licenses or cease the infringing activities. If Landec is required to obtain any licenses, there can be no assurance that Landec will be able to do so on commercially favorable terms, if at all. Litigation, which could result in substantial costs to and diversion of effort by Landec, may also be necessary to enforce any patents issued or licensed to Landec or to determine the scope and validity of third-party proprietary rights. Any litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject Landec to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Landec to cease using that technology. Landec's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. There can be no assurance that any pending patent applications will be approved, that Landec will develop additional proprietary products that are patentable, that any patents issued to Landec will provide Landec with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating Landec's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of Landec's products or design around Landec's patents.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL REGULATIONS THAT DIRECTLY IMPACT OUR
  BUSINESS

    Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes, including those utilized by Dock Resins. As a result of historic off-site disposal practices, Dock Resins was recently involved in two actions seeking to compel the generators of hazardous waste to remediate hazardous waste sites. Dock Resins has been informed by its counsel that it was a DE MINIMIS generator to these sites, and these actions have been settled without the payment of any material amount by Landec. In addition, the New Jersey Industrial Site Recovery Act ("ISRA") requires an investigation and remediation of any industrial establishment, like Dock Resins, which changes ownership. This statute was activated by Landec's acquisition of Dock Resins. Dock Resins has completed its investigation of the site, delineated the limited areas of concern on the site, and completed the bulk of the active remediation required under the statute. The costs associated with this effort are being borne by the former owner of Dock Resins, and counsel has advised Dock Resins and Landec that funds of the former owner required by ISRA to be set aside for this effort are sufficient to pay for the successful completion of remedial activities at the site. In most cases, Landec believes its liability will be limited to sharing clean-up or other remedial costs with other potentially responsible parties. Any failure by Landec to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject it to substantial liability or could cause its manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

    Landec's agricultural operations are subject to a variety of environmental laws including the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural

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operations, including those conducted by Landec, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies and further restrictions on the use of manufacturing chemicals could result in increased compliance costs.

ADVERSE WEATHER CONDITIONS MAY CAUSE SUBSTANTIAL DECREASES IN OUR SALES

    Landec's Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms and hurricanes may adversely affect the supply of vegetables and fruits used in Landec's business, reduce the sales volumes and increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken Landec's financial condition.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE WITH OUR INTELIMER POLYMER
  PRODUCTS

    Landec has only limited experience marketing and selling its Intelimer polymer products. While Dock Resins will provide consultation and in some cases direct marketing support for Landec's Intelimer polymer products, establishing sufficient marketing and sales capability will require significant resources. Landec intends to distribute some of its products through its corporate partners and other distributors and to sell other products through a direct sales force. There can be no assurance that Landec will be able to recruit and retain skilled sales management, direct salespersons or distributors, or that Landec's sales and marketing efforts will be successful. To the extent that Landec has entered into or will enter into distribution or other collaborative arrangements for the sale of its products, Landec will be dependent on the efforts of third parties.

WE DEPEND ON STRATEGIC PARTNERS AND LICENSES FOR FUTURE DEVELOPMENT

    For some of its current and future products, Landec's strategy for development, clinical and field testing, manufacture, commercialization and marketing includes entering into various collaborations with corporate partners, licensees and others. Landec is dependent on its corporate partners to develop, test, manufacture and/or market some of its products. Although Landec believes that its partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of Landec. There can be no assurance that those partners will perform their obligations as expected or that Landec will derive any additional revenue from the arrangements. There can be no assurance that Landec's partners will pay any additional option or license fees to Landec or that they will develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, there can be no assurance as to the amount of royalties, if any, on future sales of QuickCast and PORT products as Landec no longer has control over the sales of those products since the sale of QuickCast-TM- and the license of the PORT-TM- product lines. There can be no assurance that Landec's partners will not pursue existing or alternative technologies in preference to Landec's technology. Furthermore, there can be no assurance that Landec will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that the collaborative arrangements will be successful.

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BOTH DOMESTIC AND FOREIGN GOVERNMENT REGULATIONS MAY HAVE AN ADVERSE EFFECT ON
  OUR BUSINESS OPERATIONS

    Landec's products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of Landec's products is subject to periodic inspection by regulatory authorities. There can be no assurance that Landec will be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on Landec's business, financial condition and results of operations. Although Landec has no reason to believe that it will not be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances will not adversely affect Landec's business. There can be no assurance that Landec will not be required to incur significant costs to comply with the laws and regulations in the future, or that the laws or regulations will not have a material adverse effect on Landec's business, operating results and financial condition. As a result of the Apio acquisition, Landec is subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution.

OUR INTERNATIONAL OPERATIONS AND SALES MAY EXPOSE OUR BUSINESS TO ADDITIONAL
  RISKS

    During the first quarter of fiscal year 2000, approximately 8% of Landec's total revenues were derived from product sales to and collaborative agreements with international customers. Landec expects that with the acquisition of Apio and its export business, international revenues will become an important component of its total revenues. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the regulatory approval process, government controls, export license requirements, political instability, price controls, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on Landec's international business and its financial condition and results of operations. While Landec's foreign sales are currently priced in dollars, fluctuations in currency exchange rates, such as those recently experienced in many Asian countries, may reduce the demand for Landec's products by increasing the price of Landec's products in the currency of the countries to which the products are sold. There can be no assurance that regulatory, geopolitical and other factors will not adversely impact Landec's operations in the future or require Landec to modify its current business practices.

CANCELLATIONS OR DELAYS OF ORDERS BY OUR CUSTOMERS MAY ADVERSELY EFFECT OUR
  BUSINESS

    During the first quarter of fiscal year 2000, sales to Landec's top five customers accounted for approximately 42% of Landec's product sales with the top customer accounting for 16% of Landec's product sales. Landec expects that for the foreseeable future a limited number of customers may continue to account for a substantial portion of its net revenues. Landec may experience changes in the composition of its customer base, as Apio, Dock Resins and Fielder's Choice have experienced in the past. Landec does not have long-term purchase agreements with any of its customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of the major customers could materially and adversely affect Landec's business, operating results

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and financial condition. In addition, since some of the products manufactured in the Linden, New Jersey facility or processed by Apio at its Guadalupe, California facility are often sole sourced to its customers, Landec's operating results could be adversely affected if one or more of its major customers were to develop other sources of supply. There can be no assurance that Landec's current customers will continue to place orders, that orders by existing customers will not be canceled or will continue at the levels of previous periods or that Landec will be able to obtain orders from new customers.

SALES OF OUR PRODUCTS MAY EXPOSE US TO PRODUCT LIABILITY CLAIMS

    The testing, manufacturing, marketing, and sale of the products being developed by Landec involve an inherent risk of allegations of product liability. While no product liability claims have been made against Landec to date, if any product liability claims were made and adverse judgments obtained, they could have a material adverse effect on Landec's business. Although Landec has taken and intends to continue to take what it believes are appropriate precautions to minimize exposure to product liability claims, there can be no assurance that it will avoid significant liability. Landec currently maintains medical and non-medical product liability insurance with limits in the amount of $4.0 million per occurrence and $5.0 million in the annual aggregate. In addition, Apio has product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. There can be no assurance that the coverage is adequate or will continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on Landec's financial condition.

WE EXPECT OUR STOCK PRICE TO FLUCTUATE IN ACCORDANCE WITH MARKET CONDITIONS

    Factors such as announcements of technological innovations, the attainment of (or failure to attain) milestones in the commercialization of Landec's technology, new products, new patents or changes in existing patents, the acquisition of new businesses or the sale or disposal of a part of Landec's businesses, or development of new collaborative arrangements by Landec, its competitors or other parties, as well as government regulations, investor perception of Landec, fluctuations in Landec's operating results and general market conditions in the industry may cause the market price of Landec's common stock to fluctuate significantly. In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which have particularly affected the market prices of technology companies and which have been unrelated to the operating performance of technology companies. These broad fluctuations may adversely affect the market price of Landec's common stock.

THE IMPLEMENTATION OF FINANCIAL AND ACCOUNTING CHANGES MAY CAUSE AN INCREASE IN
  COSTS AND DELAYS

    In order to address deficiencies in Apio's management information systems and accounting systems, Apio has restructured its financial and accounting department, including hiring a chief financial officer and a new controller, and retained consultants who have worked with Apio to improve accounting processes and procedures. Apio management believes that those changes will improve its managing of operations, including delivering complete and accurate financial statements to Landec's corporate offices in a more timely manner. However, Landec can give no assurances that it will be able to effect those changes in the management information systems and accounting systems in a timely manner.

THE EURO CURRENCY MAY CAUSE DISRUPTIONS IN OUR BUSINESS

    On January 1, 1999, some member states of the European Economic Community fixed their respective currencies to a new currency, commonly known as the "Euro". During the three years beginning on January 1, 1999, business in these countries will be conducted both in the existing national currency, as well as the Euro. Companies operating in or conducting business in these

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countries will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies and the Euro. Based on the current level of direct European business conducted by Landec, and also because Landec expects that any transactions in Europe in the near future will be priced in U.S. dollars, Landec does not expect that introduction and use of the Euro will materially affect Landec's business. Landec will continue to evaluate the impact over time of the introduction of the Euro. However, if Landec encounters unexpected opportunities or difficulties in Europe, Landec's business could be adversely affected, including the inability to bill customers and to pay suppliers for transactions denominated in the Euro and the inability to properly record transactions denominated in the Euro in Landec's financial statements.

IF OUR OPERATIONS AND PRODUCTS DO NOT FUNCTION PROPERLY IN THE YEAR 2000, OUR
  BUSINESS COULD BE DISRUPTED

    The Year 2000 issue concerns the potential inability of computer applications, other information technology systems, and software-based "embedded" control systems to recognize and process properly, date-sensitive information in the Year 2000 and beyond. Landec could suffer material adverse impacts on its operations and financial results if the applications and systems used by Landec, or by third parties with whom Landec does business, do not accurately or adequately process or manage dates or other information as a result of the Year 2000 issue.

    Landec has key relationships with some of its customers, vendors and outside service providers. Landec is primarily relying upon the voluntary disclosures from third parties for this review of their Year 2000 readiness. Failure by Landec's key customers, vendors and outside service providers to adequately address the Year 2000 issue could have a material adverse impact on Landec's operations and financial results.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains so-called forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Landec intends that the forward-looking statements be subject to the safe harbor provisions of
Section 27A of the Securities Act of 1933. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "management believes" and similar language. All forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the common stock by the selling stockholders in the offering; all net proceeds will go to the selling stockholders.

                              SELLING STOCKHOLDERS

    The following table contains information as of May 10, 2000 with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

    The number and percentage of shares of common stock beneficially owned is based on 16,002,394 shares outstanding at May 10, 2000 determined in accordance with Rule 13d-3 of the Exchange Act, plus in the case of Frederick Frank, the shares issuable upon conversion of the Series A Preferred Stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of May 10, 2000 through the exercise of any stock option or other right currently outstanding. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares the voting and investment powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                              COMMON SHARES                             COMMON SHARES
                                         BENEFICIALLY OWNED PRIOR                    BENEFICIALLY OWNED
                                               TO OFFERING            NUMBER OF        AFTER OFFERING
                                         ------------------------   COMMON SHARES   ---------------------
BENEFICIAL OWNERS                          NUMBER      PERCENTAGE   BEING OFFERED    NUMBER    PERCENTAGE
-----------------                        -----------   ----------   -------------   --------   ----------
Frederick Frank (1)....................   1,686,670        9.54%      1,666,670      20,000           *
Nicholas Tompkins (2)..................     416,666        2.60         138,889     277,777        1.74
Kathleen Tompkins......................     416,667        2.60         138,889     277,778        1.74
Timothy Murphy.........................     833,333        5.21         277,777     555,556        3.47
John Maulhardt.........................     208,333        1.30          69,444     138,889           *
Roy Killgore...........................     208,334        1.30          69,445     138,889           *
The Edward W. Silva Jr. Revocable Trust
  dated August 6, 1989.................     208,333        1.30          69,444     138,889           *
The Larry J. Silva Revocable Trust
  Dated July 31, 1990..................     208,334        1.30          69,445     138,889           *
Lehman Brothers Inc....................      62,500           *          62,500           0           0%

------------------------

*   Less than one percent

(1) Frederick Frank is a Director of Landec. His shares consist of 166,667 shares of Series A Preferred Stock that are convertible into 1,666,670 shares of Common Stock and 20,000 shares of common stock subject to outstanding stock options.

(2) Nicholas Tompkins is the Chief Executive Officer of Apio and Senior Vice President of Landec.

    On November 19, 1999, Landec sold 166,667 shares of Series A Preferred Stock (representing 1,666,670 shares of common stock on an as-converted basis) to Mr. Frederick Frank at a price of $60.00 per share for $10,000,000 and paid
Mr. Frank $800,000 as a finder's fee pursuant to a Series A Preferred Stock Purchase Agreement between Mr. Frank and Landec. Frederick Frank was elected as a director of Landec in December 1999. In accordance with the Purchase Agreement, the 1,666,670 shares of common stock issuable upon conversion of the Preferred Stock owned by Frederick Frank are being registered in this Registration Statement.

    On December 2, 1999, Landec acquired Apio by the merger of Apio with and into a wholly owned subsidiary of Landec. Upon the closing, Landec paid $8.9 million in cash and issued 2,500,000 shares of Landec's common stock to the former stockholders of Apio. In accordance with the merger agreement, 833,333 shares of the common stock are being registered for the former stockholders of Apio. In addition, the merger agreement provides for future payments to the stockholders of up to $16.75 million. These payments consist of (a) up to $10 million which will be paid out over two years to Nicholas Tompkins if Apio exceeds certain earnings targets in 2000 and 2001 that should generate enough cash flow to enable Landec to make such payments, (b) $5.3 million which will be paid in equal annual installments to the stockholders over the next five years and which is expected to be paid out of Landec's operating cash flow, (c) up to $1.25 million which will be paid to the stockholders if the average closing sale price of the common stock is trading below $6.00 per share during the last twenty trading days of the nine month period after the closing, which is expected to be paid out of Landec's operating cash flow, and (d) up to $200,000 to be paid to the stockholders conditioned upon the collection of certain notes receivable. Only the condition giving rise to the potential payment of $100,000 to the Apio stockholders upon the collection of certain note receivables has matured, and that condition was not satisfied. The conditions giving rise to the Company's obligation to make all of the other payments to the Apio stockholders have not yet matured.

    As compensation for services provided by Lehman Brothers Inc. in connection with the closing of the merger, Landec issued 62,500 shares of common stock to Lehman Brothers Inc. and agreed to register the shares. From time to time, Lehman Brothers Inc. or its affiliates have provided, and may continue to provide, investment banking services to Landec, for which they received or will receive customary fees.

                              PLAN OF DISTRIBUTION

    Resales of the common stock by the selling stockholders may be made on the Nasdaq National Market, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The selling stockholders may sell some or all of the common stock in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in transactions as agents may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser), the commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under the applicable rules. Participating broker-dealers may agree with the selling stockholders to sell a specific number of shares at a stipulated price per share and, to the extent the broker-dealer is unable to do so acting as agent, for the selling stockholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholders. Any of these sales may be by block trade.

    The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the common stock may be seen as "underwriters" under the Securities Act of 1933. Any discount, commission or concession received by those selling stockholders might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against liabilities arising under the Securities Act.

    The selling stockholders will pay selling commissions or brokerage fees for the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each selling stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of the common stock, except that Landec has agreed to pay the reasonable legal fees of legal counsel to Frederick Frank.

    The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market.

    We have agreed to maintain the effectiveness of this registration statement until the sale of all the common stock offered by this prospectus, but in no event after first anniversary of the effective date of the Registration Statement. No sales may be made based on this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

    From time to time, Lehman Brothers Inc. or its affiliates have provided, and may continue to provide, investment banking services to Landec, for which they received or will receive customary fees.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered by this Registration Statement will be passed upon by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California.

                                    EXPERTS

    Ernst & Young LLP, the independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended October 31, 1999, in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may read and copy any document that we have filed at the SEC's public reference rooms located at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for more information about the Public Reference Room facilities. Our SEC filings are also available to you free of charge at the SEC's website at http:// www.sec.gov.

    Our common stock is quoted on the Nasdaq National Market under the symbol "LNDC." Copies of publicly available documents that have been filed with the SEC can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed a registration statement on Form S-3 with the SEC that covers the securities offered by this Registration Statement. This prospectus is part of the registration statement, however, the prospectus does not include all of the information included in the registration statement and its exhibits. As a result, you should refer to the registration statement for additional information about us and the common stock offered under this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement are not necessarily complete and you should review the referenced document itself for a complete understanding of its terms.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

    (a) Our Annual Report on Form 10-K, for the year ended October 31, 1999;

    (b) Our Quarterly Report on Form 10-Q for the quarter ended January 30,
2000;

    (c) Our Current Report on Form 8-K filed with the SEC on December 17, 1999, as amended by our Current Report on Form 8-K/A filed with the SEC on February 15, 2000; and

    (d) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 21, 1995.

    All documents subsequently filed by Landec under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this Registration Statement from the date of filing the documents.

    You may request free copies of these filings by writing or telephoning us at the following address: Gregory Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, California 94025-1010
(650) 306-1650.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LANDEC OR BY ANY SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE BASED ON THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LANDEC AS OF THIS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------

The Company...........................      2

Risk Factors..........................      3

Forward Looking Statements............     11

Use Of Proceeds.......................     11

Selling Stockholders..................     11

Plan of Distribution..................     13

Legal Matters.........................     13

Experts...............................     13

Where You Can Find More Information...     14

                                2,562,503 SHARES

                               LANDEC CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  MAY 17, 2000

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